Aspiriant Risk-Managed Real Assets Fund

Supplement dated June 9, 2023, to the Prospectus and Statement of Additional Information (“SAI”), each dated August 1, 2022

Effective June 9, 2023, the following paragraph is added as an addendum to the Prospectus and all references to the Fund’s currently qualifying as a regulated investment company are removed from the Prospectus and SAI:

As of November 1, 2021, the Fund no longer qualifies as a regulated investment company (“RIC”) under Subchapter M of Subtitle A, Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable years ending October 31, 2022 and October 31, 2023. Therefore, the Fund’s taxable income will be subject to tax at corporate rates for these years without any deduction for distributions to shareholders. In addition, distributions during these taxable years generally will be taxable as ordinary income to shareholders to the extent of the Fund’s current or accumulated earnings and profits. If the shareholder has held the Fund’s shares for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, such dividends will generally be eligible to be treated as qualified dividend income, which is generally taxed at a maximum federal income tax rate of 20%. Any so-called “return of capital” dividends (dividends that are not paid from the Fund’s current or accumulated earnings and profits) are generally not taxable but do reduce the shareholder’s tax basis in the Fund shares. The tax consequences described above will apply for the Fund’s tax years ending October 31, 2022 and October 31, 2023 as well as any future year in which the Fund does not qualify as a RIC. The Fund intends to qualify as a RIC, effective November 1, 2023, and continue to operate as a RIC. If the Fund fails to qualify as a RIC for its taxable year ending October 31, 2024, it may be liable for a built-in gains tax in a future year when it does qualify as a RIC.

The Fund intends to qualify as a RIC in future tax years.

In order to do so, the Fund will move certain assets into a Delaware Corporate Subsidiary.

Effective June 9, 2023, the following paragraph is added to the discussion of “Principal Risk Factors”:

Corporate Subsidiary Risk. By investing through a Corporate Subsidiary, the Fund is indirectly exposed to risks associated with a Corporate Subsidiary’s direct investments in private real estate. Because a Corporate Subsidiary is not registered under the 1940 Act, the Fund, as an investor in the Corporate Subsidiary, will not have the protections offered to investors in registered investment companies. Changes in the laws of the United States or other jurisdiction, such as Delaware, under which the Fund and a Corporate Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or the Corporate Subsidiary to operate as described in this Prospectus and the SAI and could negatively affect the Fund and its shareholders. If the Fund qualifies as a RIC, dividends received by the Fund from a Corporate Subsidiary and distributed to its shareholders will not be subject to U.S. federal income taxes at the Fund level, however, the Corporate Subsidiary will generally be subject to federal and state income taxes on its income, including any income the Corporate Subsidiary may recognize on the sale of an interest in private equity or private oil and gas funds that it holds. As a result, the net return to the Fund on such investments that are held by the Corporate Subsidiary will be reduced to the extent that the subsidiary is subject to income taxes. Additionally, in calculating its net asset value in accordance with generally accepted accounting principles, the Fund will account for the deferred tax liability and/or asset balances of the Corporate Subsidiary. Any Corporate Subsidiary used by the Fund will accrue a deferred income tax liability balance, at the current maximum statutory U.S. federal income tax rate (currently 21%) plus an estimated state and local income tax rate, for its future tax liability associated with the capital appreciation of its investments and the distributions received by it on equity securities considered to be return of capital. Upon a Corporate Subsidiary’s sale of a portfolio security, such Corporate Subsidiary will be liable for previously deferred taxes. Any deferred tax liability balance of a Corporate Subsidiary will reduce the Fund’s net asset value.

Shareholders should consult their own tax advisors regarding any appliable tax consequences that may result from holding the Fund.